

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 24, 2009

Mr. Raffaele Attar
Acting Chairman and Chief Executive Officer
T.H. Lehman & Co., Incorporated
1155 Dairy Ashford Rd., Suite 650
Houston, Texas 77079

> **Re:** **T.H. Lehman & Co., Incorporated**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Filed June 27, 2008**
> **File No. 814-00018**

Dear Mr. Attar:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services